SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2015

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”) announced today that on December 9, 2015, Mr. Zwi Williger, Co-chairman of the Company, has exercised 66,667 options exercisable into 66,667 ordinary shares of Willi-Food par value NIS 0.1 each in consideration for U.S. $433,336 reflecting an exercise price of $6.50 US per option.

Following the exercise of options described above, Mr. Zwi Williger will beneficially own 256,667 ordinary shares of the Company, representing 1.95% of the Company's outstanding ordinary shares.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: December 14, 2015
	By:	/s/ Pavel Buber
Name: Pavel Buber Title: Chief Financial Officer